UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHINA NATURAL GAS, INC.
(Exact name of registrant as specified in its charter)

Delaware	98-0231607
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi’an, 710065, Shaanxi Province, China
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.0001 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: ______

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.    Description of Registrant's Securities to be Registered.

The following is a summary of the material terms of the registrant’s common stock.  This summary is subject to and qualified in its entirety by the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws, and by the applicable provisions of Delaware law.

The registrant’s authorized capital stock consists of 45,000,000 shares of common stock, $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of May 4, 2009, 14,600,152 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive, subscription or conversion rights. The registrant’s Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, the registrant has not declared any dividends with respect to its common stock. The registrant’s declaration of any cash dividends in the future will depend on its Board of Directors’ determination as to whether, in light of the registrant’s earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. The registrant does not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all of the registrant’s known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects the registrant’s directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of the registrant’s directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Most amendments to the registrant’s certificate of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under the registrant’s certificate of incorporation, as amended, the registrant’s Board of Directors can issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, the registrant’s Board of Directors has the authority to issue these shares of preferred stock without shareholder approval. The registrant’s Board of Directors has not designated any shares of the authorized but unissued preferred stock.

Warrants

At June 1, 2009, the following warrants were outstanding:

—
Warrants to purchase 1,450,000 shares of common stock at any time on or prior to January 29, 2015 at an exercise price of $7.36 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is, subject to adjustment in the event of stock splits, combinations or the like of the registrant’s common stock.  The exercise price was adjusted for the registrant’s reverse stock split pursuant to the terms of these warrants.

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Warrants to purchase 383,654 shares of common stock at any time on or prior to August 2, 2012 at an exercise price of $14.86 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of the registrant’s common stock.

Anti-Takeover Effects of Delaware Law and the Registrant’s Certificate of Incorporation and Bylaws

The registrant’s Certificate of Incorporation, as amended, and the Amended and Restated Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the registrant. These provisions and certain provisions of Delaware law, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions also may encourage persons seeking to acquire control of the registrant to first negotiate with the registrant’s Board of Directors. The registrant believes that the benefits of increased protection of the registrant’s potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the registrant because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. As discussed above, the registrant’s Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the registrant. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in the registrant’s control or management.

Delaware Anti-Takeover Statute. The registrant is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

—
Prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

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Upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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At or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The registrant expects the existence of this provision to have an anti-takeover effect with respect to transactions the registrant’s Board of Directors does not approve in advance. The registrant also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of the registrant’s Certificate of Incorporation, as amended and Amended and Restated Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the registrant’s common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the registrant’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Item 2.   Exhibits.

Exhibit Number	Description
1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 filed with the registrant’s Form 10SB Registration Statement filed September 15, 2000).

2*	Certificate of Ownership and Merger, dated February 14, 2002.

3*	Certificate of Ownership, dated December 12, 2005.

4*	Certificate of Amendment of Certificate of Incorporation, dated October 26, 2007.

5*	Certificate of Amendment of Certificate of Incorporation, dated April 20, 2009.

6	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 filed with the registrant's Form 8-K filed June 6, 2006).

7*	Amended and Restated By-Laws, dated September 24, 2008.

8
Securities Purchase Agreement dated August 2, 2007 between the registrant and the Investors named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K filed on August 8, 2007).

9
Registration Rights Agreement dated August 2, 2007 between the registrant and the Investors named therein (incorporated by reference to Exhibit 10.2 to the registrant’s Form 8-K filed on August 8, 2007).

10	Securities Purchase Agreement dated December 30, 2007 between the registrant and Abax Lotus Ltd. (incorporated by reference to Exhibit 99.1 to the registrant’s Form 8-K filed on January 31, 2008).

11
Amendment to Securities Purchase Agreement dated January 29, 2008 between the registrant and Abax Lotus Ltd. (incorporated by reference to Exhibit 99.2 to the registrant’s Form 8-K filed on January 31, 2008).

12
Warrant Agreement, dated January 29, 2008, by and among the registrant, Mr. Qinan Ji, Deutsche Bank AG, Hong Kong Branch as Warrant Agent and Deutsche Bank Luxembourg S.A. as Warrant Agent (incorporated by reference to Exhibit 99.4 to the registrant’s Form 8-K filed on January 31, 2008).

13
Equity Registration Rights Agreement, dated January 29, 2008, by and between the registrant and Abax Lotus Ltd. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 8-K filed on January 31, 2008).

14
Investor Rights Agreement, dated January 29, 2008, by and among the registrant, its subsidiaries, Mr. Qinan Ji, and Abax Lotus Ltd. (incorporated by reference to Exhibit 99.6 to the registrant’s Form 8-K filed on January 31, 2008).

   *Filed herewith.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL GAS, INC. (Registrant)

Date: June 3, 2009	By:	/s/ Qinan Ji
Name: Qinan Ji
Title: Chief Executive Officer